Filed Pursuant to Rule 433

Registration No. 333-223463

Pricing Term Sheet

República Oriental del Uruguay

Ps. 68,505,600,000 3.875% UI Global Bonds due 2040 (the “UI Bonds”)

Final Terms and Conditions

As of June 24, 2020

Issuer	República Oriental del Uruguay.

Title	3.875% UI Global Bonds due 2040.

Principal Amount	Ps. 68,505,600,000

Maturity Date	July 2, 2040.

Pricing Date	June 24, 2020.

Settlement Date	July 2, 2020 (T+6).

Public Offering Price	100.000% of the principal amount. The Public Offering Price will be payable in U.S. dollars based on an exchange rate of 42.816 Uruguayan pesos per $1.00 U.S. dollar.

Interest	3.875% per annum, payable semi-annually in arrears in U.S. dollars.

Payment of Interest	Amounts due in respect of interest will be accrued and paid semi-annually in arrears on January 2 and July 2 of each year, commencing on January 2, 2021. Each of the interest payments will be payable at an annual rate of 3.875% on the outstanding principal amount of the Bonds as adjusted to reflect Uruguayan inflation from the issue date through the relevant interest payment date. For this purpose, The Bank of New York Mellon, as the Calculation Agent, will multiply the outstanding principal amount of the Bonds in Uruguayan pesos by a fraction, the numerator of which is the value of one UI expressed in Uruguayan pesos as of the relevant interest payment date and the denominator of which is Ps. 4.6599, being the value of one UI expressed in Uruguayan pesos on the date of issuance of the Bonds. Interest on the Bonds will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	January 2 and July 2 of each year, commencing on January 2, 2021.

Payments of Principal	Principal will be repaid in three nominally equal installments on July 2, 2038, July 2, 2039 and at maturity. The nominal principal amount repaid in each installment will be adjusted to reflect Uruguayan inflation from the issue date to the applicable repayment date and will be converted to and paid in U.S. dollars. For this purpose, the Calculation Agent will multiply the outstanding principal amount of the Bonds being repaid in Uruguayan pesos by a fraction the numerator of which is the value of one UI in Uruguayan pesos as of such repayment date and the denominator of which is Ps. 4.6599, being the value of one UI expressed in Uruguayan pesos on the date of issuance of the Bonds.

Conversion of Payment Amounts	All amounts due in respect of principal and interest will be paid in U.S. dollars, calculated by the Calculation Agent by exchanging the Uruguayan peso amounts into U.S. dollars at the average interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central del Uruguay as the bid-side rate for the period of twenty business days ending two business days prior to the relevant payment date.

Denominations	Ps.1,000 and integral multiples of Ps. 1.0 in excess thereof.

Distribution	SEC Registered

CUSIP/ISIN	917288 BL5 / US917288BL51

Governing Law	State of New York.

Listing	Application will be made to admit the UI Bonds to the Luxembourg Stock Exchange and to have the UI Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc

Calculation Agent	The Bank of New York Mellon.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312520177107/d876955d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520174873/d945632d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520139224/d913283d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, HSBC Securities (USA) Inc. at +1-866-811-8049 and Itau BBA USA Securities, Inc. collect at +1-212-710-6749 or toll-free (U.S. only) at +1-888-770-4828.

Delivery of the UI Bonds is expected on or about July 2, 2020, which will be the sixth business day following the date of pricing of the UI Bonds. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade UI Bonds prior to the Settlement Date may be required, by virtue of the fact that the UI Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the UI Bonds who wish to trade UI Bonds prior to the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of UI Bonds in any Member State of the European Economic Area (“EEA”) or in the United Kingdom (each a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of UI Bonds. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The UI Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the UI Bonds or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the UI Bonds or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation.

Each person in a Relevant State who receives any communication in respect of, or who acquires any UI Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the UI Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires UI Bonds is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.